(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS Q4 AND FULL YEAR 2021 RESULTS

Vancouver, British Columbia, March 29, 2022 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) reports fourth quarter ("Q4") and full year 2021 operating and financial results for the Company and the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Galiano. All financial information contained in this release is reported in US$.

Asanko Gold Mine Key Metrics (100% basis):

  Production performance: Annual gold production of 210,241 ounces, below revised 2021 production guidance of 215,000-220,000 ounces as mined grades were lower than plan.  Fourth quarter production of 50,278 ounces.

  Cost performance: Total cash costs per ounce1 of $1,177 and all-in sustaining costs1 ("AISC") of $1,431/oz during the year, in line with revised cost guidance (as of Q2 2021) of $1,350-$1,450/oz.  Total cash costs per ounce1 and AISC1 for Q4 2021 were $1,257 and $1,539, respectively.

  Financial performance: Reported gold revenue of $381.7 million generated from 216,076 gold ounces sold at an average realized price of $1,767/oz, and Adjusted EBITDA1 of $76.7 million during the year.

  Impairment of mineral properties: The AGM recorded a $153.2 million impairment charge against its mineral properties, plant and equipment and, accordingly, the JV reported a net loss for the year totaling $114.5 million and adjusted net income1 of $38.7 million.

  2022 production guidance: While technical work to support a Mineral Reserve at the AGM is ongoing, mining will continue at Akwasiso Cut 3 and Esaase Cut 3 until their depletion (expected in Q2 2022). Following this, the process plant is expected to continue to operate at full capacity (5.8Mtpa) processing a portion of the existing 9.5Mt of stockpiles (as outlined in the press release titled "Galiano Gold Provides Updated Mineral Resource Estimate and an Update on Mining Operations" dated March 29, 2022). For 2022, the AGM is targeting 100,000-120,000 ounces of gold production.

  Focus on exploration: During the year, drilling was completed at Miradani in support of its maiden Mineral Resource estimate. Additionally, drilling at Dynamite Hill, and near-mine targets at Kaniago West and Midras South all showed positive exploration results.

  Culture of safety: Strong safety performance with 1 lost-time injury ("LTI") and 2 total recordable injuries ("TRI") reported during the year, resulting in 12-month rolling LTI and TRI frequency rates of 0.10 and 0.21 per million employee hours worked, respectively.

  Stable liquidity: $49.2 million in cash, $13.6 million in gold sales receivables and $3.2 million in gold on hand and no debt as of December 31, 2021.

1 See "8. Non-IFRS measures"

Galiano Gold Highlights:

  Stable balance sheet: Cash on hand of $53.5 million and $7.4 million in receivables as at December 31, 2021, while remaining debt-free.

  Earnings: Reported a net loss of $68.9 million or $0.31 per share during the year due to impairments recorded on the Company's equity investment in the AGM JV and the recognition of the Company's share of the JV's net loss, while adjusted net income1 and Adjusted EBITDA1 for the year were $7.7 million and $28.5 million, respectively.

  Management changes and additions to Board of Directors: During the year, Matt Badylak, the Company's former COO, was appointed to the position of CEO and also joined the Company's Board of Directors. The Company further augmented the Board of Directors through the addition of Dawn Moss as a director of the Company. On March 23, 2022, the Company announced that Fausto Di Trapani had stepped down as CFO of the Company to pursue another opportunity.  Following Mr. Di Trapani's departure, the Company intends to appoint Matt Freeman, current SVP Finance, as its new CFO, in line with the Company's succession plan.

Asanko Gold Mine - Summary of Q4 2021 Operational and Financial Results (100% basis)

Asanko Gold Mine (100% basis)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Ore mined ('000t)	1,623	1,464	1,333	1,841	1,964
Waste mined ('000t)	8,752	10,017	9,073	9,552	11,773
Total mined ('000t)	10,375	11,481	10,406	11,393	13,737
Strip ratio (W:O)	5.4	6.8	6.8	5.2	6.0
Average gold grade mined (g/t)	1.2	1.3	1.2	1.3	1.4
Mining cost ($/t mined)	3.75	3.28	3.03	3.31	3.20
Ore transportation from Esaase ('000 t)	1,264	1,272	1,261	870	622
Ore transportation cost ($/t trucked)	6.13	5.88	6.20	6.48	7.15
Ore milled ('000t)	1,472	1,542	1,475	1,444	1,438
Average mill head grade (g/t)	1.2	1.1	1.1	1.4	1.5
Average recovery rate (%)	91	90	94	95	95
Processing cost ($/t treated)	10.07	9.68	9.87	10.31	10.46
Gold production (oz)	50,278	49,543	50,421	59,999	65,571
Gold sales (oz)	51,368	48,435	53,348	62,925	60,655
Average realized gold price ($/oz)	1,771	1,758	1,782	1,757	1,828
Operating cash costs[1] ($/oz)	1,168	1,185	1,147	901	801
Total cash costs[1] ($/oz)	1,257	1,273	1,236	989	892
All-in sustaining costs[1] ($/oz)	1,539	1,598	1,497	1,158	1,179
All-in sustaining margin[1] ($/oz)	232	160	285	599	649
All-in sustaining margin[1] ($m)	11.9	7.8	15.2	37.7	39.4
Revenue ($m)	91.1	85.3	95.2	110.8	111.1
(Loss) income from mine operations ($m)	(8.9)	13.0	18.1	35.9	46.3
Cash provided by operating activities ($m)	14.0	26.5	10.8	35.4	48.0
Free cash flow[1] ($m)	(3.6)	11.9	(2.9)	20.5	21.5

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  The AGM produced 50,278 ounces of gold during the quarter, as the processing plant achieved milling throughput of 1.5Mt of ore processed at a grade of 1.2g/t.

  Produced 210,241 ounces of gold in FY 2021 below the lower end of 2021 production guidance of 215,000‐220,000 ounces as mined grades were lower than plan.

  Sold 51,368 ounces of gold in Q4 2021 at an average realized gold price of $1,771/oz for total revenue of $91.1 million (including $0.1 million of by-product silver revenue), a decrease of $20.0 million from Q4 2020. The decrease in revenue quarter-on-quarter was a function of a 15% reduction in sales volumes and a 3% decrease in realized gold prices in Q4 2021.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $100.0 million in Q4 2021, an increase of $35.2 million from Q4 2020. The increase in cost of sales was primarily due to a $26.9 million downward net realizable value ("NRV") adjustment on stockpile inventory due to lower expected recoveries from Esaase material and higher ore transportation costs, partly offset by fewer gold ounces sold.

  Total cash costs per ounce1 were $1,257 in Q4 2021 compared to $892 in Q4 2020, a 41% increase. Cash costs were higher in Q4 2021 due in part to lower gold sales volumes which had the effect of increasing fixed production costs on a per unit basis, higher ore transportation costs, and general inflationary pressures on fuel and consumables and government levies. In addition, a negative NRV adjustment on stockpile inventory was recorded against production costs during the current period; whereas, during the prior period, a positive NRV adjustment on stockpile inventory was recorded resulting in a decrease in production costs of $7.1 million.

  Loss from mine operations for Q4 2021 totaled $8.9 million compared to income from mine operations of $46.3 million in Q4 2020. The reduction in income from mine operations was due to a $20.0 million decrease in revenue and $35.2 million increase in cost of sales (as described above).

  As the AGM was not in a position to declare mineral reserves at the balance sheet date as a result of current metallurgical uncertainty of the material mined from Esaase, an impairment charge of $153.2 million was recorded by the AGM in Q4 2021.

  The AGM generated $14.0 million of cash flows from operating activities and free cash flow1 of negative $3.6 million during Q4 2021. This compares to $48.0 million of cash flows from operating activities and $21.5 million of free cash flow1 during Q4 2020.  The decrease in free cash flow1 was primarily due to lower revenues from lower gold production and higher AISC1.

  AISC1 for the FY 2021 was $1,431/oz, in line with revised guidance (as of Q2 2021) of $1,350-$1,450/oz, and was higher than FY 2020 AISC1 of $1,115/oz.  AISC1 was higher in 2021 primarily due to fewer gold ounces sold, higher ore transportation costs at Esaase and inflationary cost pressures.

  Reported Adjusted EBITDA1 of $76.7 million in FY 2021 compared to $169.0 million in FY 2020.  The decrease in Adjusted EBITDA1 was primarily due to lower mine operating income in 2021.
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Galiano Gold Inc. - Summary Q4 2021 Financial Results

Galiano Gold Inc. (consolidated)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Net (loss) income after tax ($m)	(91.0)	4.1	5.0	13.0	17.7
Net (loss) income after tax per share	(0.40)	0.02	0.02	0.06	0.08
Adjusted net (loss) income[1] ($m)	(14.5)	4.1	5.0	13.0	17.7
Adjusted net (loss) per share[1]	(0.06)	0.02	0.02	0.06	0.08
Adjusted EBITDA[1] ($m)	0.3	6.2	6.1	15.8	20.4

  The Company reported a net loss after tax of $91.0 million in Q4 2021 compared to net income after tax of $17.7 million in Q4 2020. The decrease in earnings during Q4 2021 was due to impairments recorded on the Company's equity investment in the AGM JV and the recognition of the Company's share of the JV's net loss.

  Adjusted EBITDA1 for Q4 2021 amounted to $0.3 million, compared to $20.4 million in Q4 2020. The decrease in Adjusted EBITDA1 was primarily a result of the Company's share of the lower earnings from the AGM.

  Cash used in operating activities in Q4 2021 was $2.3 million, compared to $1.6 million in Q4 2020. The increase in cash used in operations was primarily due to an increase in receivables related to the Company's JV service fee.

  As at December 31, 2021, the Company had cash on hand of $53.5 million and $7.4 million in receivables for a gross liquidity position of $60.9 million and no debt.

2022 AGM Outlook

While technical work to support a Mineral Reserve at the AGM is ongoing, mining will continue at Akwasiso Cut 3 and Esaase Cut 3 until their depletion (expected in Q2 2022). Following this, the process plant is expected to continue to operate at full capacity (5.8Mtpa) processing a portion of the existing 9.5Mt of stockpiles (as outlined in the press release titled "Galiano Gold Provides Updated Mineral Resource Estimate and an Update on Mining Operations" dated March 29, 2022).

As a result of moving to process stockpiles in the second half of 2022, the AGM is targeting 100,000 to 120,000 ounces of gold production in 2022.

Sustaining capital expenditure is budgeted at $22 million, with approximately $8 million for Nkran and Esaase infill drilling and recovery test work and $7 million for a lift of the tailings storage facility.

Development capital is forecast at $8 million, primarily for preparation of mining of Abore expected to begin in 2023. In addition, $15 million is budgeted for exploration, mainly around the Greater Midras, Abore and Miradani trends and assessing the underground potential at Nkran.

At prevailing gold prices and the midpoint of 2022 production guidance (110,000oz), management expects the AGM to generate positive operating cash flows of approximately $10 million from the processing of stockpiles in 2022, before non-recurring working capital items related to winding down mining operations and payment of the Company’s service fee as operator of the JV (approximately $8 million) during Q2 2022.

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This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Audited Consolidated Annual Financial Statements for the years ended December 31, 2021 and 2020, which are available at www.galianogold.com and filed on SEDAR.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this press release. These non-IFRS performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the JV's reported financial results in accordance with IFRS.

  Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold. Total cash costs include production royalties of 5%. Excluded from operating cash costs are one-time severance charges and net realizable value adjustments on stockpile inventory resulting from lower expected gold recovery recorded in Q4 2021 as the magnitude of such adjustments are not indicative of current period costs.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service contractors per ounce of gold sold.

  Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

  Adjusted net (loss) income

The Company has included the non-IFRS performance measures of adjusted net (loss) income and adjusted net (loss) income per common share. Neither adjusted net (loss) income nor adjusted net (loss) income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net (loss) income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of our operations and the performance of our core business.

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Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: the operating plans for the AGM under the JV between the Company and Gold Fields; plans to transition from mining to processing stockpiles (and the benefits that may arise therefrom), and with respect to the re-start of mining operations thereafter; and activities to be completed while mining activities are temporarily paused. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying Mineral Resources estimates; the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

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The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral resource estimates may change and may prove to be inaccurate; mineral reserves may not be reinstated; metallurgical recoveries may not be economically viable; risks associated with the Company ceasing its mining operations during 2022; the Company does not currently have a LOM estimate for the AGM due to the withdrawal of the mineral reserve; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully reinstate mineral reserves; risks associated with establishing new mining operations; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to the control of AGM cashflows and operation through a joint venture; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; risks related to information systems security threats; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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